PROSPECTUS

FILED PURSUANT TO 424(b)(3)
REGISTRATION NO. 333-136792
1,773,818 Shares
KITTY HAWK, INC.
Common Stock

     This prospectus relates to offers and sales from time to time by the selling stockholder identified in this prospectus of up to 1,773,818 shares of our common stock, par value $0.000001 per share, consisting of 1,773,818 outstanding shares of our common stock. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholder, we have agreed to pay the expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.
     The selling stockholder may sell the shares of common stock from time to time at market prices prevailing at the time of sale, prices related to prevailing market prices or privately negotiated prices. The selling stockholder may sell the shares of common stock to or through underwriters, brokers or dealers or directly to purchasers. Underwriters, brokers or dealers may receive discounts, commissions or concessions from the selling stockholder, purchasers in connection with sales of the shares of common stock, or both. Additional information relating to the distribution of the shares of common stock by the selling stockholder can be found in this prospectus under the heading “Plan of Distribution.” If underwriters or dealers are involved in the sale of any securities offered by this prospectus, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in a supplement to this prospectus.
     We will not receive any proceeds from sales of shares of our common stock by the selling stockholder.
     Investing in our common stock involves risks. Please see “Risk Factors” beginning on page 2. Our common stock currently trades on the American Stock Exchange under the trading symbol “KHK.” The last reported sales price of our common stock on the American Stock Exchange on January 8, 2007 was $0.70 per share.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is January 9, 2007.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.
ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf registration process, the selling stockholder referred to in this prospectus may offer and sell from time to time up to 1,773,818 outstanding shares of our common stock.
     This prospectus does not cover the issuance of any shares of common stock by us to the selling stockholder, and we will not receive any of the proceeds from any sale of shares by the selling stockholder. Except for underwriting discounts and selling commissions, which may be paid by the selling stockholder, we have agreed to pay the expenses incurred in connection with the registration of the shares of common stock covered by this prospectus.
     Information about the selling stockholder may change over time. Any changed information given to us by the selling stockholder will be set forth in a prospectus supplement if and when necessary. Further, in some cases, the selling stockholder will also be required to provide a prospectus supplement containing specific information about the terms on which they are offering and selling our common stock. If a prospectus supplement is provided and the description of the offering in the prospectus supplement varies from the information in this prospectus, you should rely on the information in the prospectus supplement.
     In this prospectus, the words “Kitty Hawk,” “Company,” “we,” “our,” “ours” and “us” refer to Kitty Hawk, Inc., and its subsidiaries, unless otherwise stated or the context requires.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and, in accordance with the requirements of the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the SEC at that address. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities. Our SEC filings are also available at the offices of the American Stock Exchange, 86 Trinity Place, New York, New York 10006.
     Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports are available free of charge through a link to the SEC website in the Investor Relations section of our Internet website, www.kittyhawkcompanies.com.

INCORPORATION BY REFERENCE
     We may “incorporate by reference” in this prospectus the information we file with the SEC, which means:
•	incorporated documents are considered part of this prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we subsequently file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated by reference in this prospectus. Any statement so updated or superseded shall not be deemed, except as so updated or superseded, to constitute part of this prospectus.
     We incorporate by reference into this prospectus all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the effectiveness of the registration statement of which this prospectus is a part. In addition, except to the extent such information has been updated or superseded by the information in this prospectus, we incorporate by reference into this prospectus:
•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006;

•	our Current Reports on Form 8-K, dated April 19, 2006, May 12, 2006, May 24, 2006, June 2, 2006, June 23, 2006, July 13, 2006, July 17, 2006, July 25, 2006, September 5, 2006 and November 21, 2006; and

•	our Current Report on Form 8-K/A, dated May 24, 2006.
     In addition, we incorporate by reference the description of our common stock, which is contained in our registration statement on Form 8-A, filed with the SEC on August 23, 2004, as updated or amended in any amendment or report filed for such purpose.
     You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s website or at the SEC’s address listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents that are not specifically incorporated by reference in this prospectus. You can request a copy of the documents incorporated by reference in this prospectus, and any documents and agreements referred to in this prospectus by requesting them in writing or by telephone from us at the following address:
Kitty Hawk, Inc.
1515 West 20th Street
P.O. Box 612787
DFW International Airport, Texas 75261
Attention: Shareholder Services
Telephone: (972) 456-2200

CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus contains “forward-looking statements” concerning our business, operations and financial performance and condition. When we use the words “estimates,” “expects,” “forecasts,” “anticipates,” “projects,” “plans,” “intends,” “believes” and variations of such words or similar expressions in this prospectus, we intend to identify forward-looking statements.
     We have based our forward-looking statements on our current assumptions, expectations and projections about future events. We have expressed our assumptions, expectations and projections in good faith, and we believe there is a reasonable basis for them. However, we cannot assure you that our assumptions, expectations or projections will prove to be accurate.
     A number of risks and uncertainties could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. These risks, uncertainties and other important factors include, without limitation, the following, some of which are described more fully under the heading “Risk Factors”:
•	loss of key suppliers, significant customers or key management personnel;

•	increased competition, including the possible impact of any mergers, alliances or combinations of competitors;

•	increases in the cost and/or decreases in the availability of aircraft fuel and diesel fuel and our ability to recapture increases in the cost of aircraft fuel and diesel fuel through the use of fuel surcharges and/or price increases;

•	with respect to our scheduled freight network, the continuing high cost of aircraft and diesel fuel leading to a higher total price for our services which impacts the freight purchasing decision for our customers and/or shippers resulting in a shift to less expensive modes of transportation;

•	with respect to our expansion of our freight transportation network to include scheduled airport-to-airport ground freight transportation services, potential competitive reactions from other ground freight transportation carriers;

•	limitations upon financial and operating flexibility due to the terms of our credit facility with PNC Bank, National Association;

•	the ability to attract sufficient customers and freight volumes for our ground network;

•	decreases in our capital resources and liquidity;

•	financial costs and operating limitations imposed by both the current and the potential additional future unionization of our workforce;

•	payment defaults by our customers;

•	write-downs of the value of our aircraft parts, airframes or aircraft engines;

•	changes in the cost of Boeing 737-300SF cargo aircraft maintenance outside the scope of our power-by-the-hour maintenance agreement and/or changes in the cost of Boeing 727-200 cargo aircraft maintenance;

•	changes in general, regional or local economic conditions;

•	changes in the cost and availability of ground handling and storage services;

•	changes in the cost and availability of aircraft or replacement parts;

•	changes in our business strategy or development plans;

•	changes in government regulation and policies, including regulations affecting maintenance requirements for, and availability of, aircraft and airworthiness directives;

•	foreign political instability and acts of war or terrorism;

•	adverse litigation judgments or awards;

•	the ability to successfully integrate and operate our ground network services;

•	findings of environmental contamination;

•	limitations in our ability to find, acquire and integrate replacement aircraft for our Boeing 727-200 cargo aircraft under terms and conditions that are satisfactory to us; and

•	limitations in our ability to offset income with our future deductible tax attributes.
     The impact of any terrorist activities or international conflicts on the U.S. and global economies in general, or the transportation industry in particular, could have a material adverse effect on our business and liquidity. Other factors may cause our actual results to differ materially from the forward-looking statements. These forward-looking statements speak only as of the date of this prospectus and, except as required by law, we do not undertake any obligation to publicly update or revise our forward-looking statements. We caution you not to place undue reliance on these forward-looking statements.

KITTY HAWK, INC.
     Kitty Hawk is a holding company providing corporate, planning and administrative services. We operate through our three wholly-owned subsidiaries, Kitty Hawk Cargo, Kitty Hawk Ground and Kitty Hawk Aircargo. During the nine months ended September 30, 2006, we generated 97.2% of our revenue from our scheduled freight network, 0.6% of our revenue from our cargo airline and 2.2% of our revenue from our ground transportation operations outside of our scheduled freight network.
     Scheduled Freight Network. We operate an independent primarily airport-to-airport scheduled freight network that provides two products for predominantly heavy weight and oversized freight, an expedited overnight and second-morning air product and a time-definite ground freight product. Our network operates between selected cities in North America, including the continental U.S, Alaska, Hawaii, Canada and Puerto Rico. Most of our expedited air freight product is transported from its city of origination to our hub and sorting facility in Fort Wayne, Indiana before being routed by aircraft or truck to its destination city. Our ground freight product is routed directly to its destination city or through regional hubs located in Los Angeles, California; San Francisco, California; Dallas, Texas; Atlanta, Georgia; Newark, New Jersey and Fort Wayne, Indiana. As of November 30, 2006, our scheduled freight network offered an expedited overnight and second-morning air freight product to 54 business centers and a time-definite ground freight product to 61 business centers. We have business alliances that allow us to provide freight services to Alaska, Hawaii and Mexico. We also seek business alliances to expand our scheduled freight network beyond our current service areas.
     Our scheduled freight network provides marketing, sales, scheduling and hub operations coordination for our air and ground freight products, serving domestic and international freight forwarders, integrated freight companies, passenger and all-cargo airlines, logistic companies and other delivery companies.
     On November 15, 2006, Kitty Hawk Cargo entered into a contract with the United States Postal Service, or the USPS, to manage a daytime air and ground cargo network for the holiday season mail, or the C-NET network, from November 28, 2006 through December 24, 2006. The daytime C-NET network operated through our Fort Wayne, Indiana sort facility and was in addition to our own scheduled overnight air freight network. The C-NET network included, in addition to eight of our aircraft, approximately 130 trucks contracted for by us, over 200 seasonal employees at our Fort Wayne, Indiana sort facility and approximately thirty-eight aircraft contracted for by the USPS. We were also responsible for the ground handling at all cities that were part of the C-NET network. The C-NET network ran six days per week for each of the four weeks. We were responsible for the complete management of the C-NET network and were subject to performance penalties for inexcusable delays attributed to our performance.
     Ground Transportation. With the June 2006 acquisition of substantially all of the operating assets of Air Container Transport, Inc., or ACT, we expanded our ground transportation services company. These assets, along with owner operators and contracted dedicated trucks, are managed by Kitty Hawk Ground and provide dedicated ground transportation services for Kitty Hawk Cargo’s scheduled freight network. An owner operator is an individual or a company that owns as well as operates its own tractor and provides exclusive service to our network. An owner operator is responsible for its own fuel, equipment maintenance, licensing, insurance and taxes. Kitty Hawk Ground also generates revenue outside of our scheduled freight network from external customers, including providing full truckload, contracted service and local pick up and delivery service. For the nine months ended September 30, 2006, this external revenue was 2.2% of our total revenue. As of November 30, 2006, Kitty Hawk Ground managed 63 owner operators, 80 owned trucks operated by our employees and 41 contracted trucks.
     Cargo Airline. Kitty Hawk Aircargo, our all-cargo airline, provides dedicated air transportation services for Kitty Hawk Cargo’s scheduled freight network. During the nine months ended September 30, 2006, Kitty Hawk Aircargo flew 98.1% of its block hours in Kitty Hawk Cargo’s scheduled freight network. As of November 30, 2006, Kitty Hawk Aircargo operated seven Boeing 737-300SF cargo aircraft under operating leases, six owned Boeing 727-200 cargo aircraft and five Boeing 727-200 cargo aircraft available under an aircraft and engine use agreement and one 767-200 cargo aircraft under an ACMI agreement. Kitty Hawk Aircargo also generates revenue from external customers outside of our scheduled freight network through ACMI and ad-hoc charter arrangements. For the nine months ended September 30, 2006, approximately 0.6% of our revenue was from ACMI arrangements.
USE OF PROCEEDS
     We will not receive any proceeds from sales of shares of our common stock by the selling stockholder.

RISK FACTORS
     In addition to the other information in this prospectus, you should carefully consider the following factors before making an investment decision. Investing in the common stock of our company involves a high degree of risk. The occurrence of any one or more of the following could materially adversely affect your investment in the common stock or our business and operating results.
Risks Relating to Our Business
We have potential liquidity issues and further financing cannot be guaranteed.
     During 2006, we generated significant losses due to the startup of our ground freight product, acquiring substantially all of the operating assets of ACT, weakness in demand for our air freight product and high fuel expenses. Due to these losses, we were not in compliance with certain of the financial covenants in our credit facility with PNC Bank, National Association, or the Credit Facility on September 30, 2006. On November 13, 2006, we entered into an amendment to our Credit Facility that waived the non-compliance and reduced our availability under the Credit Facility. Under the terms of the amendment, our availability under the Credit Facility is subject to a $5.0 million reserve until April 1, 2007. On April 2, 2007, the reserve increases to $7.5 million and varies quarterly based on our financial performance. While we believe we have sufficient available cash and borrowing capacity under the Credit Facility to fund our working capital needs over the next twelve months, there is no assurance that our forecasts will prove to be accurate and that we will not be required to raise additional funds. If we are required to raise additional funds and are unable to do so either on economic terms or at all, our business may be materially adversely affected.
Our failure to comply with the financial ratios and other covenants in the Credit Facility could result in an event of default that could cause acceleration of the repayment of our indebtedness.
     The terms of the Credit Facility require us to maintain a minimum tangible net worth and to comply with a fixed charge coverage ratio. Our failure to comply with the minimum tangible net worth, fixed charge coverage ratio and other covenants and requirements contained in the Credit Facility could cause an event of default. On September 30, 2006, we were not in compliance with the fixed charge coverage ratio set forth in the Credit Facility. On November 13, 2006, we entered into an amendment to the Credit Facility which waived the non-compliance and made certain changes to the Credit Facility. There can be no assurance that PNC would waive any subsequent non-compliance. Further, the occurrence of another event of default (that is uncured or unwaived) could prohibit us from accessing additional borrowings and permit PNC to declare the amount outstanding under the Credit Facility to be immediately due and payable. In addition, pursuant to our lockbox arrangement with PNC, upon an event of default, PNC could apply all of the payments on our accounts receivable to repay the amount outstanding under the Credit Facility. In that event, we would not have access to the cash flow generated by our accounts receivable until the amount outstanding under the Credit Facility is first repaid in full.
     At December 29, 2006, we had a borrowing base of $20.0 million (subject to a $2.0 million reserve), no outstanding borrowings and outstanding letters of credit of $4.4 million. On January 2, 2007, our borrowing base became subject to a $5.0 million reserve. In the event of an event of default, our assets or cash flow may not be sufficient to repay fully our borrowings under our Credit Facility, and we may be unable to refinance or restructure the payments on the Credit Facility on favorable terms or at all. An event of default under our Credit Facility, particularly if followed by an acceleration of any outstanding amount, could have a material adverse effect on our business.
The terms of our Credit Facility could restrict our operations.
     Our Credit Facility contains covenants that restrict our ability to, among other things: engage in mergers, consolidations, or other reorganizations; create or permit liens on assets; incur certain indebtedness or capitalized lease obligations; guarantee obligations; pay dividends or other distributions (other than dividends on our Series B Redeemable Preferred Stock); change the nature of our business; make certain investments or capital expenditures; make certain loans or extensions of credit; change our fiscal year; enter into certain transactions with affiliates; or form new subsidiaries. These restrictions may limit our ability to engage in activities which could improve our business, including obtaining future financing, making needed capital expenditures, or taking advantage of business opportunities such as strategic acquisitions and dispositions, all of which could have a material adverse effect on our business.
We derive a significant portion of our revenues from a limited number of customers, and the loss of their business or payment defaults by one or more of them could have a material adverse effect on our results of operations.
     While we have over 600 active freight forwarder and logistics company customers, during the twelve months ended September 30, 2006, our top 25 customers accounted for more than 60.9% of our total revenue and our top five customers accounted for more than 29.7% of our total revenue. During the twelve months ended September 30, 2006, our top three customers, Pilot Air Freight, Inc., Eagle Global Logistics, Inc. and AIT Freight Systems, Inc., accounted for 10.4%, 6.8% and 4.9% of our total revenue, respectively.
     We do not have any material minimum shipping contracts with our customers, including our most significant customers. The loss of one or more of these customers, or a significant reduction in the use of our services by one or more of these customers, could have a material adverse effect on our results of operations.
     In addition, as of September 30, 2006, we had a significant concentration of credit risk because approximately 39.3% of our outstanding accounts receivable were from ten customers and 10.1% of our outstanding accounts receivable were attributable to one customer, Pilot Air Freight, Inc. A payment default by one of these customers could have a material adverse effect on our results of operations.
We need to retain customers or expand the customer base for the ground freight services acquired from ACT.
     The success of the ground freight services acquired from ACT will depend on Kitty Hawk Ground’s ability to retain the former customers of ACT and to sell its ground freight product to new customers. If Kitty Hawk Ground is unable to retain these customers or expand the customer base for our ground freight product, we may not fully realize the benefits we expected from the ACT acquisition. If we are unable to realize these benefits, our business may be materially adversely affected.
The integration of the business acquired from ACT may not be successful.
     There is no assurance that we will be able to fully integrate the operations of the ground freight services acquired from ACT and its other freight operations. Integrating these operations requires substantial attention from our management. Failure to successfully fully integrate the ground freight product acquired from ACT into our current operations could have a material adverse effect on our business.
ACT has been operated as a private company that is not subject to Sarbanes-Oxley Act regulations and, therefore, may lack the internal controls and procedures of a public company.
     The management of ACT was not required to establish and maintain an internal control infrastructure meeting the standards promulgated under the Sarbanes-Oxley Act. As a result, there is no assurance that the business acquired from ACT does not have significant deficiencies or material weaknesses in its internal control over financial reporting. Any significant deficiencies or material weaknesses in the internal control over financial reporting of the acquired business may cause significant deficiencies or material weaknesses in our internal control over financial reporting, which could have a material adverse effect on our business and affect our ability to comply with Section 404 of the Sarbanes-Oxley Act.
Our inability to execute upon our plans to increase sales of our ground freight product, or to manage or to generate sufficient revenues from that new line of business, could have a material adverse effect on our results of operations.
     We operate an independent primarily airport-to-airport scheduled freight network that provides two products for predominantly heavy weight and oversized freight, an expedited overnight and second-morning air product to 54 business centers and a time-definite ground freight product to 61 cities as of November 30, 2006. Our growth plans for our ground freight product will place significant demands on our management and operating personnel. If we are unable to manage the growth of our ground freight product effectively, our business, results of operations and financial condition may be materially adversely affected. Accordingly, our business and future operating results will depend on the ability of our management and operating personnel to expand our ground freight product as well as successfully and fully integrate the operations we acquired from ACT.

The as-needed nature of our scheduled freight business and the types of industries we serve subject our business to significant market fluctuations that are beyond our control, and a downward market fluctuation could have a material adverse effect on our results of operations.
     Our scheduled freight network relies on customers who need expedited or time-definite delivery on an as-needed basis for air freight and time-definite delivery on an as-needed basis for ground freight. As the freight is shipped on an as-needed basis, we do not have commitments from our customers. Without customer commitments, the overall demand for our freight services is primarily influenced by the health of the U.S. economy, which is cyclical in nature, the seasonality and economic health of the industries generating the freight we transport in our network and the availability, reliability and cost of alternative freight services including services from competitors who are larger than we are, serve more cities than we do and have more financial resources than we do. The amount of freight shipped in our scheduled freight network during any particular time period can fluctuate significantly due to the foregoing factors. A downward fluctuation in demand for our scheduled freight services could have a material adverse effect on our results of operations.
The U.S. freight transportation industry is highly competitive and, if we cannot successfully compete, our results of operations and profitability may be materially adversely affected.
     The U.S. freight transportation industry is extremely large and encompasses a broad range of transportation modes and service levels. Freight is shipped on either an expedited or time-definite basis. Expedited freight transit times vary from a few hours to overnight to second morning. In contrast, time-definite freight includes scheduled freight transit times of up to five days. Both expedited and time-definite freight includes freight of varying sizes and weights, from small envelopes to heavy weight or oversized freight requiring dedicated aircraft or trucks.
     Our scheduled freight network generally competes in the inter-city, heavy weight and oversized, next morning and second-day expedited and time-definite freight segment of the U.S. freight transportation industry. These segments are highly competitive and very fragmented. The ability to compete effectively depends on price, frequency of service, cargo capacity, ability to track freight, extent of geographic coverage and reliability. We generally compete with regional delivery firms, commercial passenger airlines that provide freight service on their scheduled flights, trucking companies for deliveries of less than 1,000 mile distances, regional and national expedited and less-than-truckload trucking companies and integrated freight transportation companies, such as BAX Global, FedEx and United Parcel Service. Many of our competitors have substantially larger freight networks, serve significantly more cities and have considerably more freight system capacity, capital and financial resources than we do.
     Our ability to attract and retain business also is affected by whether, and to what extent, our customers decide to coordinate their own transportation needs. Certain of our current customers maintain transportation departments that could be expanded to manage freight transportation in-house. If we cannot successfully compete against companies providing services similar to, or that are substitutes for, our own or if our customers begin to provide for themselves the services we currently provide to them, our business may be materially adversely affected.
     A significant portion of the freight transported in our network relates to the automotive, electronics, telecom and related infrastructure equipment, other durable goods and equipment industries and apparel. The demand for the products produced by these industries and, in turn, the demand for our scheduled freight network services for the transportation of freight from these industries has historically trended in relationship to the strength of the U.S. and increasingly, world economies. Furthermore, these industries tend to be seasonal in nature and, as a result, our business is also seasonal with the third and fourth quarters historically having the strongest demand and being the highest revenue quarters. During 2006, we experienced weak demand during the traditional peak season shipping pattern. We believe other domestic freight transportation companies are also experiencing similar weaker than historical demand during this period.
Our inability to attract sufficient business from customers at economical prices for our ground freight product could impair our ability to compete in the ground freight market and could have a material adverse effect on our results of operations.
     The profitability of our ground freight product depends on our ability to carry sufficient freight to cover our contracted trucking costs, the costs of owner operators and company drivers, working capital needs associated with operating and expanding our ground freight services and certain recurring fixed costs. If we are unable to attract and retain sufficient business from customers willing to pay high enough rates to cover our costs, our results of operations may be materially adversely affected.
Writedowns of the value of our aircraft parts and supplies inventory could have a material adverse effect on our results of operations.
     When we emerged from bankruptcy in September 2002, we had a substantial amount of Boeing 727-200 aircraft parts and supplies inventory. The amount of aircraft parts and supplies inventory necessary to operate our Boeing 727-200 fleet is dependent upon the number of Boeing 727-200 cargo aircraft that we operate as well as the number of hours they fly. To the extent we reduce the number of Boeing 727-200 cargo aircraft that we operate in the future either through attrition or replacement with other aircraft types, including the Boeing 737-300SF cargo aircraft, we may need fewer Boeing 727-200 aircraft parts and supplies inventory to maintain our Boeing 727-200 fleet. If we conclude we have aircraft parts and supplies inventory in excess of our current or anticipated future needs and if we determine that the fair market value of our Boeing 727-200 aircraft parts and supplies inventory has declined from our current carrying value, we would have to writedown the value of our Boeing 727-200 aircraft parts and supplies inventory. We review this inventory periodically and value it at least annually. In conjunction with a review of our aircraft fleet composition plan and a limited review of our Boeing 727-200 cargo aircraft parts and supplies at the end of 2004, we determined that we had certain aircraft parts and supplies with a book value of approximately $1.3 million that were surplus and that the realizable sales value of these surplus aircraft parts and supplies was approximately $0.7 million. As such, we established a valuation reserve of $0.6 million against these identified surplus aircraft parts and supplies as of December 31, 2004. As our fleet composition changed during 2005, we identified additional surplus inventory parts and supplies and increased the valuation reserve by $1.1 million as of December 31, 2005. The carrying value of our inventory, including reserves, was approximately $3.0 million as of September 30, 2006. Any further writedowns could have a material adverse effect on our results of operations.
If we lose access to, or sustain damage to, our Fort Wayne, Indiana facilities, our business would be interrupted, which could materially adversely affect our business and results of operations.
     Our Fort Wayne, Indiana facilities act as the hub of our expedited scheduled air freight services. As a result, virtually all of the air freight we transport passes through our Fort Wayne facilities on the way to its final destination. If we are unable to access our Fort Wayne facilities because of security concerns, a natural disaster, a condemnation or otherwise or if these facilities are destroyed or materially damaged, our business would be materially adversely affected.
     Furthermore, any damage to our Fort Wayne facilities could damage some or all of the freight in the facilities. If freight is damaged, we may be liable to our customers for such damage and we may lose sales and customers as a result. Any material damages we must pay to customers, or material loss of sales or customers, would have a material adverse effect on our results of operations.
     We have a $10 million business interruption insurance policy to both offset the cost of, and compensate us for, certain events which interrupt our operations. However, the coverage may not be sufficient to compensate us for all potential losses and the conditions to the coverage may preclude us from obtaining reimbursement for some potential losses. While we have attempted to select our level of coverage based upon the most likely potential disasters and events that could interrupt our business, we may not have been able to foresee all the costs and implications of a disaster or other event and, therefore, the coverage may not be sufficient to reimburse us for our losses. Any material losses for which we are unable to obtain reimbursement may have a material adverse effect on our results of operations.
Increases in the cost, or a reduction in the availability, of airframe or aircraft engine maintenance may result in increased costs.
     To keep our owned and leased aircraft in airworthy condition, we must hire third parties to perform scheduled heavy airframe and aircraft engine maintenance on them. An increase in the cost of airframe or aircraft engine maintenance would increase our maintenance expenses. In addition, a reduction in the availability of airframe or aircraft engine maintenance services could result in delays in getting airframes or aircraft engines serviced and result in increased maintenance expenses and lost revenue. Any increase in maintenance expenses or loss of revenue due to delays in obtaining maintenance services could have a material adverse effect on our results of operations.

Increases in the cost, or decreases in the supply, of aircraft and diesel fuel could have a material adverse effect on our results of operations.
     One of our most significant and variable costs is aircraft fuel. During the nine months ended September 30, 2006, our aircraft fuel averaged $2.19 per gallon as compared to $1.77 per gallon for the nine months ended September 30, 2005, an increase of 23.7%. Aircraft fuel cost per gallon includes the cost of aircraft fuel and the cost of all taxes, fees and surcharges necessary to deliver the aircraft fuel into the aircraft. The amount of aircraft fuel used in our network depends on the mix of aircraft employed in our network, the amount, origin and destination of freight shipped and the number of days the network is operated during each month. A change in aircraft fuel price will affect our total aircraft fuel expense as these factors fluctuate. During the nine months ended September 30, 2006, we used between 1.9 million and 2.4 million gallons of aircraft fuel per month as compared to between 2.1 million and 2.8 million gallons for the nine months ended September 30, 2005. At current levels of operations in our scheduled freight network, each $0.01 change in the price per gallon of aircraft fuel results in a change in our annual fuel cost of approximately $260,000.
     We purchase aircraft fuel from various suppliers at current market prices. We do not currently have any long-term contracts for aircraft fuel, nor do we currently have any agreements to hedge against increases in the price of aircraft fuel. On a regular basis, we review the price and availability of aircraft fuel. If we have the opportunity and ability to execute individual purchases at favorable prices or terms, enter into long-term supply contracts for aircraft fuel or make arrangements to hedge against changes in aircraft fuel prices, we may continue to enter into such agreements or arrangements.
     With respect to our ground freight services, we operate through a combination of owner operators, company drivers and truck load carriers from whom we contract dedicated trucks. The owner operators and truck load carriers from whom we contract dedicated trucks pass the increased cost of diesel fuel to us through the use of fuel surcharges.
     We periodically increase our prices or implement fuel surcharges to offset all or some of our increased fuel costs, as our scheduled freight network bears the cost of increases in aircraft and diesel fuel prices. If we are unable due to competitive pressures or other reasons to raise our fuel surcharges or prices, we may be forced to absorb increases in aircraft and/or diesel fuel costs, which could have a material adverse effect on our results of operations. In addition, as we attempt to recapture the increase in aircraft and/or diesel fuel costs through increasing our prices to our customers and/or through temporary fuel surcharges, our customers may seek lower cost freight transportation alternatives to our scheduled freight network, which could negatively affect our results of operation. The rising cost of aircraft fuel increases our working capital requirements because we pay for fuel in advance of providing air freight transportation services and typically do not collect payment for our services until 30 to 45 days after the services are performed.
     Additionally, if we were unable to acquire sufficient quantities of aircraft fuel at a price we deem appropriate to fly our aircraft, we would be required to curtail our operations which could have a material adverse effect on our business.
Increases in the cost, or decreases in the supply, of ground handling and storage services could significantly disrupt our business.
     We contract with third parties to provide ground handling and storage services at all of the cities we serve, with the exception of Fort Wayne, Indiana; Los Angeles and San Francisco, California; Seattle, Washington; Denver, Colorado; and Salt Lake City, Utah, which are operated by our employees. We also contract with third parties to provide ground transportation at other cities at which we receive and deliver freight at scheduled times. The impact of an increase in the cost or the decrease in the availability of ground handling and storage services could have a material adverse effect on our business.
The unavailability of aircraft due to unscheduled maintenance, accidents and other events may result in the loss of revenue and customers.
     Our revenues depend on having aircraft available for revenue service. From time to time, we may experience unscheduled maintenance due to equipment failures and accidental damage that makes our aircraft unavailable for revenue service. These problems can be compounded by the fact that spare or replacement parts and components as well as third party maintenance contractors may not be readily available in the marketplace. Failure to obtain necessary parts or components in a timely manner or at favorable prices could ground some of our fleet and result in significantly lower revenues. In the event one or more of our aircraft are out of service for an extended period of time, whether due to unscheduled maintenance, accidents or otherwise, we may be forced to lease replacement aircraft and may be unable to fully operate our business. Further, suitable replacement aircraft may not be available on acceptable terms or at all. Loss of revenue from any business interruption or costs to replace airlift could have a material adverse effect on our results of operations.
The unavailability of trucks, drivers and owner operators, or increases in the cost of trucking services, may materially adversely affect our results of operations.
     Our ground freight services depend on having trucks available for service. We own some of the trucks used to provide our ground freight services. We also have agreements with owner operators and contract for dedicated freight hauling capacity under agreements that are terminable on 30 days notice by either party. Failure to have sufficient owner operators or dedicated freight hauling capacity, at contractually determined prices, could result in significantly lower revenues and could make it difficult for us to offer our ground freight product.
Financial costs and operating limitations imposed by the unionization of our workforce could create material labor problems for our business.
     The pilots of our cargo airline are represented by ALPA, a national union representing airline pilots. We have a Collective Bargaining Agreement with ALPA. The agreement covers all flight crew members of our cargo airline with respect to compensation, benefits, scheduling, grievances, seniority, and furlough and expires December 1, 2013.
     Although our Collective Bargaining Agreement with our flight crew members prohibits strikes, labor disputes with them could still result in a material adverse effect on our operations. Further, if additional segments of our workforce become unionized, we may be subject to work interruptions or stoppages, which could have a material adverse effect on our business.
A failure of our computer systems could significantly disrupt our business.
     We utilize a number of computer systems to schedule flights and personnel, track aircraft and freight, bill customers, pay expenses and monitor a variety of our activities, ranging from maintenance and safety compliance to financial performance. The failure of the hardware or software that support these computer systems, or the loss of data contained in any of them, could significantly disrupt our operations.
Aircraft or truck accidents and the resulting repercussions could have a material adverse effect on our business.
     We are vulnerable to potential losses that may be incurred in the event of an aircraft or truck accident. Any such accident could involve not only repair or replacement of a damaged aircraft or truck and its consequent temporary or permanent loss from revenue service, but also potential claims involving injury to persons or property. We are required by the Department of Transportation, or DOT, to carry liability insurance on each of our aircraft and trucks. Although we believe our current insurance coverage is adequate and consistent with current industry practice, including our substantial deductibles, we cannot be assured that our coverage or premiums will not be changed or that we will not suffer substantial losses and lost revenues from accidents. Moreover, any aircraft accident, even if fully insured, could result in Federal Aviation Administration, or FAA, directives or investigations or could cause a perception that some of our aircraft are less safe or reliable than other aircraft, which could result in costly compliance requirements, the grounding of some of our fleet and the loss of customers. Any accident and the repercussion thereof could have a material adverse effect on our business.
Risks Relating to Government Regulation
If we lose our authority to conduct flight operations, we will be unable to run our air freight business.
     We are subject to Title 49 of the United States Code, formerly the Federal Aviation Act of 1958, under which the DOT and the FAA, exercise regulatory authority over air carriers. The DOT and the FAA have the authority to modify, amend, suspend or revoke the authority and licenses issued to us for failure to comply with the provisions of law or applicable regulations. In addition, the DOT and the FAA may impose civil or criminal penalties for violations of applicable rules and regulations. In addition, we are subject to regulation by various other federal, state, local and foreign authorities, including the Department of Homeland Security, through the Transportation Security Administration, the Department of Defense and the Environmental Protection Agency, or the EPA. In order to maintain authority to conduct flight operations, we must comply with statutes, rules and regulations pertaining to the airline industry, including any new rules and regulations that may be adopted in the future. Without the necessary authority to conduct flight operations, we will be unable to run our air freight business.
FAA safety, training and maintenance regulations may hinder our ability to conduct operations or may result in fines or increased costs.
     Virtually every aspect of our cargo airline is subject to extensive regulation by the FAA, including the areas of safety, training and maintenance. To ensure compliance with FAA rules and regulations, the FAA routinely inspects air carrier operations and aircraft and can impose civil monetary penalties in the event of non-compliance. Periodically, the FAA focuses on particular aspects of air carrier operations occasioned as a result of a major incident. These types of inspections and regulations often impose additional burdens on air carriers and increase their operating costs. We cannot predict when we will be subject to such inspections or regulations, nor the impact of such inspections or regulations. Other regulations promulgated by state and federal Occupational Safety and Health Administrations, dealing with the health and safety of our employees, impact our operations.
     In addition, all of our aircraft are subject to FAA directives issued at any time, including directives issued under the FAA’s “Aging Aircraft” program, or directives issued on an ad hoc basis. These directives can cause us to conduct extensive examinations and structural inspections of our aircraft, engines and components and to make modifications to them to address or prevent problems of corrosion, structural fatigue or additional maintenance requirements. In addition, the FAA may mandate installation of additional equipment on our aircraft, the cost of which may be substantial. Apart from these aircraft related regulations, the FAA may adopt regulations involving other aspects of our air carrier operations, such as training, cargo loading, ground facilities and communications. This extensive regulatory framework, coupled with federal, state and local environmental laws, imposes significant compliance burdens and risks that substantially affect our costs.
Our trucking operations are highly regulated, and increased direct and indirect costs of compliance with, or liability for violation of, existing or future regulations could have a material adverse effect on our business.
     The DOT and various state, local and quasi governmental agencies exercise broad powers over our trucking operations, generally governing matters including authorization to engage in motor carrier service, equipment operation and safety reporting. We expect periodic audits by the DOT to ensure that we are in compliance with various safety, hours-of-service and other rules and regulations. In addition, our drivers must comply with the safety and fitness regulations of the DOT, including those relating to drug and alcohol testing and hours-of-service. If we are found to be out of compliance with those rules or regulations, the DOT could restrict or otherwise negatively impact our operations. We also may become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours-of-service, ergonomics and other matters affecting safety or operating methods. Any fines, remedial actions or compliance costs could have a material adverse effect on our business.
     Effective October 1, 2002, the EPA required that most newly manufactured heavy-duty tractor engines comply with certain new emission standards. We are operating approximately nine tractors with these 2002 rule-compliant engines. In addition to higher initial purchase prices, these tractors also generally have lower fuel efficiency. Effective with model-year 2007 tractors, the EPA has mandated even lower emission standards for newly manufactured heavy-duty tractor engines, which may increase the cost and reduce the fuel efficiency of new engines. The increased cost of complying with such regulations could have a material adverse effect on our results of operations.
If we improperly ship hazardous materials or contraband, we could incur substantial fines or damages.
     The FAA and DOT exercise regulatory jurisdiction over transporting hazardous materials and contraband. We frequently transport articles that are subject to these regulations. Shippers of hazardous materials share responsibility with the air and ground carrier for compliance with these regulations and are primarily responsible for proper packaging and labeling. Although required to do so, customers may fail to inform us about hazardous or illegal cargo. If we fail to discover any undisclosed weapons, explosives, illegal drugs or other hazardous or illegal cargo or mislabel or otherwise improperly ship hazardous materials, we may suffer possible aircraft or truck damage or liability, as well as fines, penalties or flight bans, which could have a material adverse effect on our business.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.
     We are subject to various environmental laws and regulations dealing with, among other things, the hauling and handling of hazardous materials, air emissions from our aircraft, vehicles and facilities and noise pollution. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. We may be liable whether or not we are aware of or caused the release of hazardous or toxic substances. In part because of the highly industrialized nature of many of the locations at which we operate, there can be no assurance that we have discovered environmental contamination for which we may be responsible. The costs of defending against claims of liability or remediating contaminated property and the cost of complying with environmental laws could have a material adverse effect on our results of operations.
     If we are involved in a spill or other accident involving hazardous substances, if there are releases of hazardous substances we transport, or if we are found to be in violation of applicable laws or regulations, we could be subject to liabilities that could have a material adverse effect on our business and our results of operations. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.
Department of Homeland Security and Transportation Security Administration regulations may result in unanticipated costs.
     As a result of the passage of the Aviation and Transportation Security Act, the U.S. Congress created the Transportation Security Administration, or TSA. By law, the TSA is directed to adopt regulations for the screening of cargo transported on cargo aircraft. The TSA has implemented various regulations involving the security screening of cargo. At this time, the implementation of these regulations has not materially adversely affected our ability to process cargo or materially increased our operating costs.
     However, the TSA could adopt additional security and screening requirements that could have an impact on our ability to efficiently process cargo or otherwise materially increase our operating costs. The Department of Homeland Security has also taken over many departments and functions that regulate various aspects of our business, such as the U.S. Customs Service, and has formed a Border and Transportation Directorate. The ability of the Department of Homeland Security to efficiently structure these combined operations and functions may affect us in ways that cannot be predicted at this time.
The interests of our principal stockholders may be inconsistent with the interests of our other equity holders and may have an adverse effect on our stock price.
     As of September 30, 2006, our 5% or greater stockholders and their affiliates beneficially owned more than 70.0% of our common stock. These stockholders and their affiliates have substantial influence on and may control the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders and their affiliates may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock.
Stock ownership by non-U.S. citizens could prevent us from operating our business.
     We believe that some of our stockholders are non-U.S. citizens. Under current federal law, our cargo airline could cease to be eligible to operate as a cargo airline if more than 25% of our voting stock were owned or controlled by non-U.S. citizens. Moreover, in order to hold an air carrier certificate, our president and two-thirds of our directors and officers must be U.S. citizens. All of our directors and officers are U.S. citizens. Our second amended and restated certificate of incorporation, as amended, or the Certificate, limits the aggregate voting power of non-U.S. persons to 22.5% of the votes voting on or consenting to any matter, and our second amended and restated bylaws, or the Bylaws, do not permit non-U.S. citizens to serve as directors or officers.

Risks Related to Our Common Stock
     The market price for our common stock may be volatile.
The market price of our common stock could fluctuate substantially in the future in response to a number of factors, including, among others:
•	our performance and prospects;

•	the performance and prospects of our major customers;

•	the limited depth and liquidity of the market for our common stock;

•	investor perception of us and the industry in which we operate;

•	general financial and other market conditions;

•	the cost and supply of fuel; and

•	domestic and international economic conditions.
     In recent years, the public stock markets have experienced price and trading volume volatility. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons that may or may not be related to their operating performance. If the public stock markets continue to experience price and trading volume volatility in the future, the market price of our common stock could be adversely affected.
     In addition, although our common stock is traded on the American Stock Exchange, our common stock has traded, and may continue to trade, in low volumes. As a result, sales of small amounts of our common stock in the public market could cause the price of our common stock to fluctuate greatly, including in a materially adverse manner.
Other companies may have difficulty acquiring us, even if doing so would benefit our stockholders.
     Provisions in our Certificate, Bylaws, the Delaware General Corporation Law and the terms of our stockholder rights plan and Credit Facility could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our Certificate and Bylaws contain the following provisions, among others, which may discourage or prevent another company from acquiring us:
•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent; and

•	advance notification procedures for matters to be brought before stockholder meetings.
     In addition, we are subject to provisions of the Delaware General Corporation Law that prohibit us from engaging in a business combination with any “interested stockholder.” These provisions generally mean that a stockholder who owns more than 15% of our voting stock cannot acquire us for a period of three years from the date that the stockholder became an “interested stockholder,” unless various conditions are met, such as approval of the transaction by our board of directors. In addition, the terms of our Credit Facility contain provisions that restrict our ability to merge or consolidate with a potential acquirer. Finally, we have a stockholder rights plan that limits the ability of a person to acquire 15% or more of our outstanding common stock without the prior approval of our board of directors, except that the beneficial ownership threshold applicable under the stockholder rights plan to Lloyd I. Miller III and his affiliates is 23.5%. Any of the foregoing could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer to acquire our common stock, which, under certain circumstances, could adversely affect the market price of our common stock.
We do not anticipate paying cash dividends to our common stockholders in the foreseeable future.
     We intend to retain our earnings for use in our business and do not anticipate paying cash dividends on our shares of common stock in the foreseeable future. Further, covenants contained in our Credit Facility restrict our ability to pay cash dividends on our shares of common stock and in some cases on our shares of our Series B Redeemable Preferred Stock.

SELLING STOCKHOLDER
     Pursuant to an asset purchase agreement, dated as of May 10, 2006, we agreed to register certain securities owned by the selling stockholder. Under the asset purchase agreement, we also agreed to pay the expenses associated with preparing and filing this registration statement; however, the selling stockholder will pay any legal fees, expenses, commissions or other expenses relating to the sale of its shares of common stock.
     The following table identifies the selling stockholder, the number and percentage of shares of common stock beneficially owned by the selling stockholder as of January 2, 2007, the number of shares of common stock that the selling stockholder may offer or sell in this offering, and the number and percentage of shares of common stock beneficially owned by the selling stockholder after this offering, assuming it sells all of the shares that may be sold by it in this offering. We have prepared this table based upon information furnished to us by or on behalf of the selling stockholder. As used in this prospectus, “selling stockholder” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholder’s interests.

	Shares of Common Stock			Shares of Common Stock
	Beneficially Owned			Beneficially Owned
	Prior to the Offering			After the Offering
	Number of Shares			Number of Shares
	Beneficially	Percent of	Number of Shares	Beneficially	Percent of
Selling Stockholder	Owned	Class(2)	Being Offered	Owned(3)	Class(2)
ACT 2 Services, Inc. (1)	1,773,818	3.4%	1,773,818	—	—

(1)	ACT 2 Services, Inc. was formerly known as Air Container Transport, Inc.

(2)	Based on 52,777,228 shares of our common stock that were issued and outstanding as of November 13, 2006. Percentage ownership has been calculated in accordance with Rule 13d-3 under the Exchange Act.

(3)	Assumes that the selling stockholder sells all of its shares of common stock covered by this prospectus.

PLAN OF DISTRIBUTION
Distribution by the Selling Stockholder
     As used in this prospectus, “selling stockholder” includes the successors-in-interest, donees, transferees or others who may later hold the selling stockholder interests. In all cases, the selling stockholder will act independently of us in making decisions with respect to the timing, manner, size and price of each sale. The selling stockholder may sell any of the securities being offered under this prospectus in any one or more of the following ways from time to time:
•	on the American Stock Exchange, on any other national securities exchange or market or in the over-the-counter market on which our common stock may be listed or quoted at the time of any such sale;

•	through underwriters or dealers;

•	through agents;

•	through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	as exchange distributions in accordance with the rules of the applicable exchange;

•	directly to purchasers, including institutional investors;

•	through ordinary brokerage transactions where the broker solicits purchasers;

•	to a broker-dealer, as principal, for resale by the broker-dealer for its account;

•	through privately negotiated transactions;

•	through remarketing firms;

•	through short sales;

•	through a combination of any of these methods of sale; or

•	any other method permitted pursuant to applicable law.
     In addition, the selling stockholder may sell its common stock under Rule 144 of the Securities Act rather than under this prospectus, if the transaction meets the requirements of Rule 144, or by any other legally available means. The distribution of the securities described in this prospectus may be effected from time to time in one or more transactions either:
•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of the sale;

•	at prices relating to the prevailing market prices; or

•	at negotiated prices.
Underwriters or Dealers
     Unless otherwise indicated in the applicable prospectus supplement, if underwriters or dealers are utilized in the sale, the securities will be acquired by the underwriters or dealers for their own account. The underwriters or dealers may sell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to several conditions set forth in an agreement between the selling stockholder and the underwriters. Unless otherwise indicated in the applicable prospectus supplement, the underwriters will be obligated to purchase all of the securities offered if any of the securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, in which selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued.
     If the selling stockholder uses dealers in the sale of securities, they will sell the securities to them as principals. The dealers may then resell those securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.
Agents
     The selling stockholder may designate agents who agree to use their reasonable efforts to solicit purchasers for the period of their appointment or to sell securities on a continuing basis.
Direct Sales
     The selling stockholder may also sell securities directly to one or more purchasers without using underwriters or agents.
Remarketing Firms
     The securities may be re-sold to the public following their redemption or repayment by one or more remarketing firms. Remarketing firms may act as principals for their own accounts or as agents for us.
General Information
     Underwriters, dealers, agents and remarketing firms that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriter, dealer, agent or remarketing firm will be identified and the terms of the transaction, including their compensation, will be described in a prospectus supplement. We or the selling stockholder may have agreements with underwriters, dealers, agents or remarketing firms to indemnify them against certain liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make. Underwriters, dealers, agents or remarketing firms, or their affiliates may be customers of, engage in transactions with or perform services for, us or our subsidiaries in the ordinary course of their business.
     The selling stockholder may use agents and underwriters to solicit offers by certain institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Delayed delivery contracts will be subject to only those conditions set forth in the prospectus supplement. A commission indicated in the prospectus supplement will be paid to underwriters and agents soliciting purchases of securities pursuant to delayed delivery contracts accepted by us.
Hedging and Other Transactions
     In addition to the manners of distribution described above, the selling stockholder may enter into hedging transactions. For example, the selling stockholder may:
•	enter into transactions with a broker-dealer or affiliate thereof in connection with which such broker-dealer or affiliate will engage in short sales of the common stock pursuant to this prospectus, in which case such broker-dealer or affiliate may use shares of common stock received from the selling stockholder to close out its short positions;

•	sell common stock short itself and redeliver such shares to close out its short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver common stock to a broker-dealer or an affiliate thereof, who will then resell or transfer the common stock under this prospectus; or

•	loan or pledge the common stock to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.
     A distribution of the common stock by the selling stockholder may also be effected through the issuance by the selling stockholder or others of derivative securities, including without limitation, warrants, exchangeable securities, forward delivery contracts, swaps and the writing of options.
Pledges; Certain Transfers and Donations
     From time to time, the selling stockholder may pledge or grant a security interest in some or all of our common stock owned by them. If the selling stockholder defaults in the performance of their secured obligations, the pledgees or secured parties may offer and sell such common stock from time to time by this prospectus. The selling stockholder also may transfer and donate our common stock owned by it in other circumstances. The number of shares of our common stock beneficially owned by the selling stockholder will decrease as and when the selling stockholder transfer or donate their shares of our common stock or default in performing obligations secured by its shares of our common stock. The plan of distribution for the securities offered and sold under this prospectus will otherwise remain unchanged, except that each of the transferees, donees, pledgees, other secured parties or other successors in interest will be selling stockholder for purposes of this prospectus.

EXPERTS
     The consolidated financial statements incorporated in the registration statement of which this prospectus is a part by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 have been audited by Grant Thornton LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.
LEGAL MATTERS
     The validity of the issuance of any securities offered under this prospectus will be passed upon for us by our lawyers, Haynes and Boone, LLP. Counsel named in the prospectus supplement will issue opinions about the validity of the securities for any agents, dealers or underwriters.